

December 5, 2013

<u>Via E-Mail</u>
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 N. Centennial Street
Zeeland, Michigan 49464

  Re: Gentex Corporation
    Form 10-K for the Year Ended December 31, 2012
    Filed February 20, 2013
    Form 10-Q for the Quarter Ended September 30, 2013
    Filed November 12, 2013
    File No. 000-10235

Dear Mr. Downing:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Linda Cvrkel

       Linda Cvrkel
       Branch Chief